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MAR 0 6 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70442

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TIFIN PRIVATE MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 PENNSYLVANIA PLAZA, FL 39
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Henrico	VA	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ROBERT PEREIRA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TIFIN PRIVATE MARKETS LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH M. ATTANASIO
Notary Public, State of New Jersey
Comm. # 5014417
My Commission Expires 11/23/2025

Signature: R Pereira.

Title: Chief Executive office.

Elizabeth Attanasio
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TIFIN PRIVATE MARKETS, LLC

(F/K/A QUALIS CAPITAL, LLC)

FINANCIAL STATEMENT
WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

TIFIN PRIVATE MARKETS, LLC
(F/K/A QUALIS CAPITAL, LLC)
FINANCIAL STATEMENT
DECEMBER 31, 2023

TABLE OF CONTENTS

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Member
of TIFIN Private Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TIFIN Private Markets, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TIFIN Private Markets, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TIFIN Private Markets, LLC's management. Our responsibility is to express an opinion on TIFIN Private Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TIFIN Private Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree + Cook, LLP

We have served as TIFIN Private Markets, LLC's auditor since 2022.

Henrico, Virginia

March 4, 2024

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)

TIFIN PRIVATE MARKETS, LLC
(F/K/A QUALIS CAPITAL, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	231,412
Accounts receivable		212,746
Due from Parent		31,716
Prepaid expenses and other current assets		13,685
TOTAL ASSETS	$	489,559
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	67,465
Due to affiliate		33,931
TOTAL LIABILITIES		101,396
MEMBER'S EQUITY		388,163
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	489,559

The accompanying notes are an integral part of these financial statements.

1. Nature of business and summary of significant accounting policies

Organization and Nature of Business

TIFIN Private Markets, LLC (fka Qualis Capital, LLC) was organized as a limited liability company under the laws of the state of Delaware on September 13, 2019. On May 1, 2020, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership.

The Company, a wholly-owned subsidiary of TIFIN WealthTech, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Adoption of FASB ASU 2016-13 and Related Standards

The Company adopted FASB ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which modifies the measurement of expected credit losses on certain financial instruments. The Company adopted this new guidance utilizing the modified retrospective transition method. The adoption of this Standard did not have a material impact on the Company's financial statements but did change how the allowance for credit losses is determined.

Revenue Recognition

Fees
The Company is engaged in raising capital for affiliated hedge funds in the form of private company securities in unregistered offerings to qualified investors. If the Company is successful in achieving the private companies capital raise, the Company is paid a fee for its efforts in finding the investors, in accordance with the terms of the contract with affiliated hedge funds. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue
The fees for the year ended December 31, 2023 were $449,225 as shown on the statement of operations and represents revenue earned over time.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balance as of the year ended December 31, 2023 was $212,746.

An allowance for credit losses is an estimate based upon historical write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease. There is no allowance for credit losses as of December 31, 2023.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition (Continued)

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2023 the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2023 the contract liabilities balances were $0.

Income Taxes

As a single-member limited liability company, the Company is considered to be a disregarded entity for income tax purposes, with its income and expenses reported on the tax return of its Parent. Additionally, as a limited liability company, the Parent is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2023, the Company had net capital of $130,016 which was $123,256 in excess of its required net capital of $6,760. The Company's percentage of aggregate indebtness to net capital was 0.7799 to 1 as of December 31, 2023.

3. Related Party Transactions

Due to Parent

During 2023, the Company had an expense sharing agreement in place with the Parent, TIFIN WealthTech, LLC. The agreement permits the allocation of certain shared expenses to the Company, which are included in the statement of operations. Total shared expenses for the period were $614,106, and the balance due to the Parent as of December 31, 2023 was $33,931. The shared expenses consist of compensation, occupancy, shared equipment, IT and communications, administrative and technology support staff and other general overhead expenses incurred in the normal course of business.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

3. Related Party Transactions (Continued)

Due from Affiliates

The Company paid bills on behalf of an affiliate and is owed $31,716 as of December 31, 2023.

4. Concentrations of Credit Risk

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation for up to $250,000. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution.

The Company transacts business with a limited number of parties. Twelve customers accounted for all of the Company's fee revenue for the year ended December 31, 2023.

5. Exemptive Provision

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to earning management fees through the raising of capital for affiliated hedge funds. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent not the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

6. Subsequent Events

Management has evaluated events and transactions occurring after the date of the statement of financial condition through March 4, 2024, which is the date the financial statements were available to be issued. Management did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.